Exhibit 5.7

CONSENT OF EXPERT

I, Normand Lecuyer, of Scott Wilson Roscoe Postle Associates Inc., hereby consent to the inclusion and incorporation by reference in this registration statement on Form F-10 of Yamana Gold Inc., including any amendments thereto and any documents incorporated by reference therein (the “Registration Statement”) of references to and information derived from mineral reserve estimates for the Jacobina Mining Complex and the Sao Francisco mine as at December 31, 2008, and the report entitled “Technical Report on the Jacobina Mine Complex, Bahia State, Brazil” dated March 30, 2009 (collectively, the “Incorporated Information”).  I also consent to the reference to my name and to my involvement in the preparation of the Incorporated Information in this Registration Statement.

/s/ Normand Lecuyer
Name: Normand Lecuyer, Professional Engineer
Title: Principal Mining Engineer

Date: March 31, 2009